Unaudited Financials

EVOLUTION SPIRITS, INC.

Unaudited Financial Statements For The Years Ended March 31, 2016 and 2015

October 15, 2016

Unaudited Financials

EVOLUTION SPIRITS, INC.
BALANCE SHEET
MARCH 31, 2016 AND 2015

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ASSETS

	2016	2015
CURRENT ASSETS		
Cash	$ 9,004	$ 285,505
Accounts Receivable	40,499	11,547
Inventory	246,170	175,922
Pre-Paid Expenses	18,313	600
TOTAL CURRENT ASSETS	313,986	473,574
NON-CURRENT ASSETS		
Equipment, Net	70,172	67,893
TOTAL NON-CURRENT ASSETS	70,172	67,893
TOTAL ASSETS	$ 384,158	$ 541,467

LIABILITIES AND STOCKHOLDERS' EQUITY

	2016	2015
CURRENT LIABILITIES		
Accounts Payable	$ 168,366	$ 53,355
Due to Employees	70,521	8,763
Short Term Borrowings	25,000	-
TOTAL CURRENT LIABILITIES	263,887	62,118
NON-CURRENT LIABILITIES		
Notes Payable	1,309,979	644,979
TOTAL LIABILITIES	1,573,866	707,097
STOCKHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized, 5,841,533 outstanding, $.0001 par value)	584	584
Additional Paid in Capital	567,720	302,816
Retained Earnings (Deficit)	(1,758,012)	(469,030)
TOTAL STOCKHOLDERS' EQUITY	(1,189,708)	(165,630)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 384,158	$ 541,467

EVOLUTION SPIRITS, INC.
INCOME STATEMENT
For the years ended March 31, 2016 and 2015

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	2016	2015
Operating Income		
Sales, Net	$ 493,819	$ 92,402
Cost of Goods Sold	286,942	59,359
Gross Profit	206,877	33,043
Operating Expense		
Selling Expenses	396,247	59,581
Marketing	284,799	161,352
Salaries & Benefits	647,436	213,600
General & Administrative	33,888	20,070
Professional Fees	67,874	10,591
Rent & Utilities	47,834	35,163
Depreciation	14,619	1,064
	1,492,697	501,421
Net Income from Operations	(1,285,820)	(468,378)
Other Income (Expense)		
Interest Expense	(3,161)	(653)
Net Income	$ (1,288,982)	$ (469,030)

Unaudited Financials

EVOLUTION SPIRITS, INC.
STATEMENT OF CASH FLOWS
For the years ended March 31, 2016 and 2015
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		2016		2015
Cash Flows From Operating Activities				
Net Income (Loss) For The Period	$	(1,288,982)	$	(469,030)
Change in Accounts Receivable		(28,952)		(11,547)
Change in Pre-Paid Expenses		(17,713)		(600)
Change in Inventory		(70,248)		(175,922)
Change in Accounts Payable		115,011		53,355
Change in Amounts Due to Employees		61,758		8,763
Net Cash Flows From Operating Activities		(1,229,126)		(594,981)
Cash Flows From Investing Activities				
Purchase of Equipment		(16,898)		(68,957)
Depreciation		14,619		1,064
Net Cash Flows From Investing Activities		(2,279)		(67,893)
Cash Flows From Financing Activities				
Change in Short Term Borrowings		25,000		-
Sale of Notes		665,000		644,979
Sale of Stock		-		584
Change in Additional Paid In Capital		264,904		302,816
Net Cash Flows From Investing Activities		954,904		948,379
Cash at Beginning of Period		285,505		-
Net Increase (Decrease) In Cash		(276,501)		285,505
Cash at End of Period	$	9,004	$	285,505

EVOLUTION SPIRITS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2016 AND 2015
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ORGANIZATION AND NATURE OF ACTIVITIES

Evolution Spirits, Inc. ("the Company") produces, markets and sells through a number of US-distributors, Monkey Rum, Spiced and Toasted Coconut rums, currently across seven states. Its head office is based in New York, and supplemented with sales teams in the various states it operates in.

Evolution Spirits, Inc. reported net operating losses for the years ended March 31, 2016 and 2015. The Company will conduct an equity crowdfund offering during the fourth quarter of 2016 for the purpose of raising additional operating capital. The Company's ability to achieve management's objectives or to continue as a going concern for the indefinite future may be dependent on the success of the offering or on management's ability to raise funds in other ways.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The estimated useful lives of the Company's equipment and estimated value of inventories on hand are the only significant estimates contained in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Inventory

Inventory is carried at historical cost and includes both raw materials and finished goods that are ready to ship. The Company's management believes that losses due to obsolescence are likely to be rare, thus no amount has been recorded in the statements to account for impairment of inventory on hand.

Accounts Receivables

The Company permits sales on account to be made to retail and distribution partners that management believes have a low likelihood of non-payment. Management's experience in this area supports the Company's assertion that losses on account are rare, thus no allowance has been recorded in the statements for losses on account.

EVOLUTION SPIRITS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)
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Equipment

The Company capitalizes equipment with an original value of $1,000 or greater. The Company's fixed assets consist primarily of production, bottling and other bottling equipment used by the Company in its day to day operations.

Depreciation expense is calculated on a straight-line basis. For 2016, the Company recorded depreciation expense in the amount of $14,619. For 2015, the Company recorded depreciation expense in the amount of $1,064.

Due to Employees

These amounts are business expenses incurred by employees in the performance of their day-to-day responsibilities, that are reimbursed the month after incurring such expenses.

Short Term Borrowings

Short term borrowings consist of amounts loaned to the company that are expected to be repaid by the end of the next reporting period. For the year ended March 31, 2016, the Company had a note payable to a related party in the amount of $25,000. This note has a one-year team, and accrues annual interest at the rate of 5%.

Notes Payable

The company issued convertible notes in three separate capital rounds. The terms of these notes are broadly similar, accruing 6% interest, and are fully repayable, or converted into common stock, on the second anniversary of the individual note issuance. The first repayment/conversion will occur Oct 31 2016, being $555,000 of the balance. The second tranche of repayment/conversion will occur May-Jun 2017, being $620,000 and the final notes $135,000 will occur Sep-Nov 2017. In all cases, management expects that the notes will convert into common stock.

Sales

The Company derives revenue from the sale of distilled spirits to retailers and by mail. Sales are reported net of volume discounts. For the years ended March 31, 2016 and 2015, sales were as follows:

	2016	2015
Sales	$ 523,797	94,674
Discounts	(29,977)	(2,272)
Net Sales	$ 493,819	92,402

Cost of Goods Sold

Cost of Goods Sold includes items related to manufacture of the Company's products held for sale, shipping expense from the Company's facilities to customers, and excise taxes collected on behalf of government entities on the sale of the Company's products.

EVOLUTION SPIRITS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)
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Selling Expenses

Selling expenses consist of costs incurred by the sales force in the engagement, support and general administration of on- and off-premise accounts.

Salaries & Benefits

Salaries & Benefits include costs of employee wages, payroll taxes, employee benefits, temporary workers / consultants, and the cost of worker's compensation insurance.

Federal Income Taxes

The Company recorded net operating losses for the years ended March 31, 2016 and 2015. Any carryforward to which the Company may be entitled will be applied to future income to reduce income taxes payable. Due to the uncertainty associated with the Company's ability to take advantage of these carryforwards, management has elected not to record an associated valuation allowance. Net operating loss carryforwards expire after twenty years if unused.

The Company's federal tax filing for fiscal year 2016 will fall within the statutory period of review by the IRS until 2019. The Company's federal tax filing for fiscal year 2015 will fall within the statutory period of review by the IRS until 2018.

State Taxes

The Company is subject to income tax in the State of New York. The Company's 2016 tax filing for the State of New York will be subject to inspection by that State until expiration of the statutory period of limitations in 2020. The Company's 2015 tax filing for the State of New York will be subject to inspection by that State until expiration of the statutory period of limitations in 2019.

CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

GOVERNMENT PAYMENTS

At the end of the period, the Company owed no amounts with respect to government payments.

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 15, 2016, the date that the financial statements were available to be issued.